UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 0-22704

                                 Frontline Ltd.
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company") dated August 14, 2006, announcing its sale of shares in General Maritime Corporation.

                                    Exhibit 1

FRO: Sale shares General Maritime Purchase of Newbuildings

Frontline Ltd. ("Frontline") announces that on 14th August 2006 it has sold its entire holding of 3,860,000 shares in General Maritime Corporation ("General Maritime") for USD $40 per share. The shares were sold to World Wide Shipping. Frontline will record a gain of approximately USD $ 9.7 million in the third quarter as a result of this sale. Frontline has, during the holding period, also recorded dividend income on the same investment of approximately USD $13.3 million.

At the same time Frontline is pleased to announce that it intends to firmly declare four further newbuilding Suezmaxes orders from Jiangsu Rongsheng Heavy Industries Group Co. Ltd. ("Rongsheng") in China. The vessels which are 156,000 dead weight tons will be delivered in 2009. Two of these Suezmaxes will be offered as an investment to Frontline's affiliated company, Ship Finance International Limited. The four Suezmax newbuildings are in addition to the two newbuildings already declared. Frontline is also in the process of discussing a further two fixed priced options for similar vessels. The payment terms and contract price are considered favourable to other alternative ways to renew and grow the Frontline Suezmax fleet.

The decision to sell the General Maritime investment and order the Suezmaxes included a comparison between the Rongsheng 2009 newbuildings and the implicit pricing of an existing General Maritime newbuilding. With a price differential of more than USD $20 million, the Frontline Board feels that significant discount is given for a later delivery.

The re-organisational cost of General Maritime and the large Aframax exposure further prevented Frontline from pursuing further action in the General Maritime investment. Frontline, as General Maritime's largest shareholder, had a constructive dialogue with General Maritime regarding its investment.

The Board of Frontline hopes that the sale of the General Maritime investment to another industry player will still have a positive consolidation effect on the tanker market. The proceeds from the sale will be allocated to repayment of debt, equity financing of the Rongsheng investments as well as increased dividend capacity.

August 14, 2006

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Frontline Ltd.


Dated: August 15, 2006                  By /s/Inger M. Klemp
                                           ----------------------------
                                           Name:  Inger M. Klemp
                                           Title: Chief Financial Officer

SK 02089 0009 695176